UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"

SCHEDULE 13G	Amendment No. 3

(Name of Issuer)
	Quantum Corporation

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	747906204

NAME OF REPORTING PERSON
Private Capital Management, L.P.

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	34778507
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	34778507

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	34778507

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	22.0%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	632000
SHARED VOTING POWER 	34958507
SOLE DISPOSITIVE POWER 	632000
SHARED DISPOSITIVE POWER 	34958907

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35590507

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	22.5%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	100000
SHARED VOTING POWER 	34778507
SOLE DISPOSITIVE POWER 	100000
SHARED DISPOSITIVE POWER 	34778507

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	25393172

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	22.1%

TYPE OF REPORTING PERSON
IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Quantum Corporation
(b)Address of Issuer: 	"501 Sycamore Drive, Milpitas, CA 95035"

Item 2.
(a)Name of Person Filing:  See Exhibit 1
"(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108"
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	747906204

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
"        By signing below I certify that, to the best of my"
"knowledge and belief, the securities referred to above were" acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
"     1)  Private Capital Management, L.P."
     2) *Bruce S. Sherman
     3) *Gregg J. Powers

(c)Citizenship
     1)  Florida
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	34778507
     2) 	35590507
     3) 	25393172

(b) Percent of Class
     1) 	22.0%
     2) 	22.5%
     3) 	22.1%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	632000
         3)  	100000

   (ii)  shared power to vote or to direct the vote
         1) 	34778507
         2)  	34958507
         3)  	34778507

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	632000
         3)  	100000

   (iv)  shared power to dispose or to direct the disposition of
         1)  	34778507
         2)  	34958507
         3)  	34778507

* Bruce S. Sherman is CEO of Private Capital Management (PCM)
"and Gregg J. Powers is President of PCM. In these capacities, Messrs." Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

"Date:  February 10, 2003"




_____________________________________
Bruce S. Sherman
"as CEO, PCM"
"as, individual, as applicable"





______________________________________
Gregg J. Powers
"as President, PCM"
"as, individual, as applicable"